May 4, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3030
Washington, D.C. 20549
Attn: Jeff Jaramillo, Accounting Branch Chief

RE:	Mettler-Toledo International Inc. Form 10-K for the Fiscal Year ended December 31, 2010 Filed February 16, 2011 File No. 001-13595
Dear Mr. Jaramillo:
This letter is in response to each of the comments in the Staff’s letter dated April 25, 2011. To facilitate your review, we have set forth herein each comment of the Staff followed by our response.
Form 10-K for the Fiscal Year ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Interest expense and taxes, page 28
1.	Please consider providing disclosures to explain in greater detail the impact on your effective income tax rates and obligations of having earnings in countries where you have lower statutory tax rates. You should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. It appears as though separately discussing the foreign effective tax rates is important information necessary to understanding your results of operations. We refer you to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.
Response:
We acknowledge the Staff’s comments and will provide additional disclosure to our Form 10-Q filing for the period ended March 31, 2011. The following disclosure will be added to the last paragraph of the section entitled “Interest expense, other charges (income), net and taxes” of Item 2., Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“Our consolidated income tax rate is lower than the U.S. statutory rate primarily because of benefits from lower-taxed non-U.S. operations. The most significant of these lower-taxed operations are in Switzerland and China.”
Liquidity and Capital Resources, page 30
2.	Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.
Response:
We acknowledge the Staff’s comments and will provide additional disclosure to our Form 10-Q filing for the period ended March 31, 2011. The following disclosure will be added as the last paragraph of the section entitled “Liquidity and Capital Resources” of Item 2., Management’s Discussion and Analysis of Financial Condition and Results of Operations:
“We plan to repatriate earnings from China, Switzerland, the United Kingdom and certain other countries in future years and expect the only additional cost associated with the repatriation of such foreign earnings will be withholding taxes. All other undistributed earnings are considered to be permanently reinvested. As of March 31, 2011, we had an immaterial amount of cash and cash equivalents in foreign subsidiaries where undistributed earnings are considered permanently reinvested. Accordingly, we believe the tax impact associated with repatriating our undistributed foreign earnings will not have a material effect on our liquidity. ”
Index to Consolidated Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-7
Note 14 — Taxes, page F-29
3.	We note the caption “Other non-United States income taxes at other than a 35% rate” in your effective income tax rate reconciliation. Please clarify what the referenced line item represents in each of the three years presented. As part of your response, explain how the amounts were determined in each fiscal year and identify the significant components of this item.

Response:
This line item represents the actual provision for income taxes relating to earnings outside the U.S. compared to the same earnings amount multiplied by the U.S. federal statutory rate of 35%. The enacted statutory rate for many of the foreign jurisdictions in which we operate is lower than the 35% federal statutory rate. The most significant tax benefits realized from statutory rates below 35% are from our earnings within Switzerland and China. The following is a description of the significant components for this item:

	December 31,	December 31,	December 31,
	2010	2009	2008
Foreign subsidiary income tax rate differential	$(28,397)	$(24,863)	$(24,721)
Foreign tax reserve related increases	2,007	3,470	2,718
U.S. foreign tax credit impact of non-U.S. earnings	(249)	1,894	(1,354)

Total Other non-United States income taxes at other than a 35% rate	$(26,639)	$(19,499)	$(23,357)

The line items above entitled, “Foreign tax reserve related increases” and “U.S. foreign tax credit impact of non-U.S. earnings” are not disclosed separately as they do not exceed the threshold for disclosure established in S-X 4-08(h)(2).
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact me at (847) 809-0326 or Shawn Vadala at (614) 438-4720.
Sincerely,
/s/ William P. Donnelly
Chief Financial Officer

cc:	Jay Webb, United States Securities and Exchange Commission
Kevin Kuhar, United States Securities and Exchange Commission
Shawn Vadala, Mettler-Toledo International Inc.
James Bellerjeau, Mettler-Toledo International Inc.
Tim Peterson, Fried, Frank, Harris, Shriver & Jacobson (London) LLP
William Kelly, PricewaterhouseCoopers LLP